Exhibit 12.1

BROADWIND ENERGY, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS)

	Three Months Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Fixed Charges:
Interest expensed and capitalized	$284	$1,289	$2,745	$2,918	$1,257	$411
Amortized premiums, discounts & capitalized expenses related to debt	—	—	—	—	—	—
Estimate of interest within rental expense	408	1,734	1,761	1,030	204	133
Preference security dividend requirements	—	—	—	—	—	—
Total Fixed Charges	$692	$3,023	$4,506	$3,948	$1,461	$544

	Three Months
	Ended March 31,	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings:
Pre-tax loss from continuing operations	$(4,036)	$(69,913)	$(107,973)	$(24,182)	$(4,401)	$(2,735)
plus: fixed charges	692	3,023	4,506	3,948	1,461	544
plus: amortization of capitalized interest	6	24	24	17	—	—
plus: distributed income of equity investees	—	—	—	—	—	—
plus: share of pre-tax losses of equity investees	—	—	—	—	—	—
less: interest capitalized	—	(74)	(448)	(230)	(18)	—
less: preference security dividend requirements	—	—	—	—	—	—
less: non-controlling interest in pre-tax income of subsidiaries	—	—	—	—	—	—
Total Earnings	$(3,338)	$(66,940)	$(103,891)	$(20,447)	$(2,958)	$(2,191)

Ratio of earnings to fixed charges	*	*	*	*	*	*
*Deficiency of fixed charge coverage

Deficiency of earnings to fixed charges	$(4,030)	$(69,963)	$(108,397)	$(24,395)	$(4,419)	$(2,735)